2603 Challenger Tech Court, Suite 100, Orlando, FL 32826

Phone: 407-382-4003 Fax: 407-382-4007

January 23, 2009

Ms. Angela J. Crane

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 6010

Washington, DC 20549

Via Edgar Filing as correspondence

Dear Ms. Crane:

This letter is our response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of January 13, 2009, regarding the Staff’s review of the LightPath Technologies, Inc. (the “Company”) Form 10-K for the fiscal year ended June 30, 2008 (File No. 0-27548) (the “Filing”).

In response to your specific request (page 3 of your letter), in connection with this response, I hereby acknowledge, on behalf of the Company, the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call me at 407-382-4003 x 305.

Sincerely,

/s/ Dorothy M. Cipolla
Dorothy M. Cipolla
Chief Financial Officer

Response of LightPath Technologies, Inc.

to Staff comment letter of January 13, 2009

Note that in the body of this letter, from page 2 forward, the Staff’s points, called “Questions” herein, are included for convenience in review of our responses.

Form 10-K for the fiscal year ended June 30, 2008

Item 9A(T). Controls and Procedures, page 21

Management’s Annual Report in Internal Control over Financial Reporting, page 21

Question 1. We note you disclose herein that management conducted its evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework in Internal Controls – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and also note the evaluation identified material weaknesses. However, we did not see where management has stated its conclusions as to whether the Company’s internal controls over financial reporting were effective or were not effective at June 30, 2008. Please amend the filing to include a clear definitive statement disclosing management’s conclusion on the effectiveness of the Company’s internal controls over financial reporting at the end of the fiscal year as required by item 308T (a)(3) of Regulation S-K.

Response 1. We will file an amended Form 10-K with the following Item 9A(T) section, the changed wording from the original is underlined.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management conducted an evaluation, with the participation of its Chief Executive Officer (CEO) and its Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation the CEO and CFO concluded that our disclosure controls and procedures were not effective in reporting, on a timely basis, information required to be disclosed by us in the reports we file or submit under the Exchange Act, because of material weaknesses in internal control over financial reporting as of June 30, 2008, as described below.

Management’s Annual Report on Internal Control over Financial Reporting

Management conducted its evaluation of the effectiveness of the Company’s internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our internal controls over financial reporting were not effective as of June 30, 2008 because of the existence of material weaknesses

Response of LightPath Technologies, Inc.

to Staff comment letter of January 13, 2009

as described below. A material weakness in internal control over financial reporting is defined by Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We identified two material weaknesses relating to inventory:

Reserve for Inventory Obsolesce

Our management concluded that our procedures used to identify obsolete inventory items were not operating effectively during the 2008 fiscal year.

Inventory Costing

Our management concluded that policies and procedures to set cost standards in the inventory system were not designed or operating effectively during the year. An audit determined that there were discrepancies in the standard cost of raw material, direct labor, overhead and subcontracted services. In addition, policies and procedures regarding inventory management were not designed or operating effectively during the year. In particular, inventory work orders for finished goods are not entered into the perpetual system timely to allow for adequate tracking and monitoring of inventory flow and costing. Monthly physical cycle counts of on-hand inventory and the annual full physical count are considered compensating controls, but they do not reduce the likelihood of potential error below the level of a significant error.

Management has made significant efforts to review its obsolete inventory throughout the year and has adjusted its reserve based on this updated analysis. Management intends to continue to remediate this weakness by determining how it can better enhance its ability to identify obsolete items to reduce human error and to create a more standardized method for determining obsolescence. Management plans to review the cost standards quarterly and adjust the standards as needed. However, these material weaknesses will not be considered remediated until new processes are fully implemented, operate for a sufficient period of time, and we are confident that they are operating effectively. Management anticipates that we will report in our Quarterly Report on Form 10-Q for the first quarter of 2009 that the material weakness in our internal control over inventory continues to exist. We are committed to finalizing our remediation action plan and implementing the necessary enhancements to our policies and procedures to fully remediate the material weaknesses discussed above.

The material weaknesses with the accrued liabilities previously noted in our past filings have been remediated and the results of management’s current year assessment have confirmed that remediation efforts instituted by management have sufficiently reduced or eliminated the risk of misstatement associated with those former material weaknesses. We will continue to monitor the effectiveness of our internal controls and procedures on an ongoing basis and will take further actions, as appropriate.

Response of LightPath Technologies, Inc.

to Staff comment letter of January 13, 2009

Notwithstanding the above, management believes that the consolidated financial statements included in this Annual Report on Form 10-K, fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Limitations on the Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resources constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can only be reasonable assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Control over Financial Reporting.

There were no changes in our internal controls over financial reporting, known to the Chief Executive Officer and Chief Financial Officer that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Response of LightPath Technologies, Inc.

to Staff comment letter of January 13, 2009

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 7 Stockholders’ Equity, page F-11

Question 2. We note the registration rights agreement for the $3.2 million private placement of common stock and warrants required the Company to register the shares within 45 days. You indicate the deadline was not met and a waiver of any penalty was requested. Please quantify the penalty and tell us how you accounted for the registration rights. It is unclear to us if you have received any waivers for the penalty.

Response 2. The Registration Rights Agreement, dated July 26, 2007 among the Company and the investors in the $3.2 million private placement, provided that the Company had 45 days after the closing of the private placement to file a registration statement for the re-sale of the shares issued, and those underlying the warrants issued, at such closing. Thus, the Company had until September 10, 2007 to file. The Agreement further provided for a partial liquidated damages charge of 1% of the aggregate purchase price to be paid on the date the failure to file first occurred and on each monthly anniversary thereafter (calculated on a daily pro rata basis for any portion of a month prior to cure).

A registration statement on Form S-3 was prepared in a timely manner but was not filed due to the fact that the Company’s most recent filed financial statements were then stale. The Company decided to delay the filing until after it’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, which would contain effective financial statements, was filed. The Company informed the placement agent of this decision and requested that there be a waiver of any right to liquidated damages. The Annual Report on Form 10-K for the fiscal year ended June 30, 2007 was filed on October 1, 2007 and the registration statement on Form S-3 was filed on October 5, 2007. In the absence of a waiver, the liquidated damages associated with a 25 day delay in filing would have been $58,667 in the aggregate ($32,000 for the initial failure and then $26,667 for the subsequent 25 day delay). No investor made a claim for liquidated damages at such time nor has any investor made a claim for liquidated damages at any time subsequent thereto. Therefore, the penalty was not paid nor accrued.